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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-100661-08

RBS CAPITAL LP IV

(Exact name of registrant as specified in its charter)

c/o RBSG Capital Corporation

RBS Securities, Inc., Legal Department

600 Washington Boulevard, Stamford, Connecticut, 06901

(203) 897 2683

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Partnership Preferred Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1)	X
Rule 12g-4(a) (2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934 RBS Capital LP IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14th, 2015	By:	/s/John Cummins
John Cummins, Board Director/President RBSG Capital Corporation in its capacity as General Partner

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.